UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on June 2, 2026 and seeks the attendance of its shareholders. Shareholders who are registered in the KEPCO’s shareholders’ registry on May 4, 2026 will be entitled to exercise their voting rights at this EGM.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: Kim, Dong-Cheol, President & CEO of KEPCO

We hereby call the fiscal year 2026 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act of the Republic of Korea, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: June 17, 2026 / 11:00 (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Republic of Korea

KEPCO Headquarters

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of two Standing Directors

1-1.	Baek, Woo-Ki

1-2.	Chun, Chan-Hyuk

2)	Election of two Non-Standing Audit Committee Members

2-1.	Jung, Do-Jin, a non-standing director of KEPCO (from May 2026 to the Present)

2-2.	Hwang, Jeong-Hwa, a non-standing director of KEPCO (from May 2026 to the Present)

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik
Name: Joo, Hwa-sik
Title: Vice President

Date: June 2, 2026

Attachment

Agenda 1. Election of two Standing Directors

1-1. Baek, Woo-Ki

•	Gender : Male

•	Date of Birth : September 14, 1967

•	Current Position in KEPCO : Executive Vice President and Chief Sales Officer (From December 2024 to the Present)

•	Previous Positions in KEPCO

•	Vice President of Regional Headquarters KEPCO Namseoul (from November 2022 to December 2024)

•	Vice President, Head of KEPCO Management Research Institute (from July 2021 to November 2022)

•	Vice President, Head of Office of the President & CEO (from December 2019 to July 2021)

•	Assistant Vice President, Head of Finance & IR Team, Treasury Department (from July 2018 to December 2019)

•	Director General of Geochang Regional Office, Regional Headquarters KEPCO Gyeongnam (from January 2017 to July 2018)

•	Nominated by : President & CEO of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing Director in KEPCO : Two Years

The nominee, Mr. Baek, Woo-Ki has served in various key positions within Korea Electric Power Corporation, including Vice President, Head of Office of the President & CEO, Head of KEPCO Management Research Institute, Vice President of Regional Headquarters KEPCO Namseoul, and Executive Vice President and Chief Sales Officer. Throughout his tenure, he has demonstrated outstanding expertise and organizational management capabilities, and we hereby propose to elect him as a standing director.

The nominee is a management expert well-versed in corporate strategy and financing. He has played a pivotal role in formulating and executing management strategies to respond to financial crises and paradigm shifts in the electric power industry. Furthermore, he has generated tangible results by enhancing corporate value through the establishment of the Employee Stock Ownership Association, and leading IT-based customer service innovations, such as building an integrated energy-saving platform and launching the KEPCO ON service.

If the nominee is elected as Corporate Senior Vice President and Chief Financial & Strategic Planning Officer, he is expected to execute optimal management strategies in response to changes in the power industry environment based on his expertise and extensive experience across the organization. This will contribute to securing financial soundness at an early stage and helping Korea Electric Power Corporation leap forward as the world’s top utility company.

1-2. Chun, Chan-Hyuk

•	Gender : Male

•	Date of Birth : October 19, 1967

•	Current Position in KEPCO : Vice President, Head of Global Business Department, Acting Corporate Senior Vice President and Chief Global & New Business Officer (From April 2026 to the Present)

•	Previous Positions in KEPCO

•	Vice President, Head of Global Business Department (from May 2024 to April 2026)

•	Vice President, Head of Offshore Wind Business Department (from December 2023 to May 2024)

•	Vice President, Head of New & Global Business Development Department (from November 2022 to December 2023)

•	Vice President, Head of KENTECH Project Department (from July 2021 to November 2022)

•	Director General of Seocho Regional Office, Regional Headquarters KEPCO Namseoul (from December 2020 to July 2021)

•	Assistant Vice President, Head of Nuclear Project Management Team, Global Nuclear Project Department (from December 2019 to December 2020)

•	Nominated by : President & CEO of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing Director in KEPCO : Two Years

The nominee, Mr. Chun, Chan-Hyuk has served in various key positions in the overseas and nuclear sectors within Korea Electric Power Corporation, including Assistant Vice President, Head of Nuclear Project Management Team, Vice President, Head of Offshore Wind Power Business Department, and Vice President, Head of Global Business Department. Throughout his tenure, he has demonstrated outstanding capabilities and performance, and we hereby propose to elect him as a standing director.

The nominee contributed to stabilizing the UAE nuclear power project by securing EBL worth USD 900 million during the COVID-19 pandemic. While serving as the Head of the Global Business Department, he played a leading role in generating KRW 1.5 trillion in future profits through the largest-ever order intake reaching 8GW. In addition, he has proven his expertise and crisis management capabilities by demonstrating outstanding crisis management skills amidst conflicts in the Middle East and stably leading overseas businesses.

If the nominee is elected as Corporate Senior Vice President and Chief Global & New Business Officer, he is expected to preempt the rapidly growing global energy infrastructure market based on his expertise and accumulated experience. This will maximize nuclear export capabilities, thereby creating new growth engines for Korea Electric Power Corporation and contributing to enhancing shareholder values.

Agenda 2. Election of two Non-Standing Audit Committee Members

2-1. Jung, Do-Jin

•	Gender : Male

•	Date of Birth : January 20, 1969

•	Previous Positions

•	Non-standing director of Korea Electric Power Corporation (from May 2026 to the Present)

•	Professor, Business school, Chung-Ang University (from March 2007 to the Present)

•	Hanwha Aerospace Outside Director, Chairperson of Audit Committee (from March 2024 to March 2026)

•	Naver Outside Director, Chairperson of Audit Committee (from March 2019 to March 2025)

•	Nominated by : Board of Directors of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Non-Standing Director in KEPCO : Two Years

The nominee, Mr. Jung, Do-Jin possesses a high level of expertise in the fields of finance and accounting as a professor of financial accounting. Serving as the Director of the Government Accounting and Finance Statistics Center of Korea Institute of Public Finance, and as the Chairperson of Audit Committee at Hanwha Aerospace, he has demonstrated a profound understanding of public enterprise accounting and corporate audit operations. Therefore, he is nominated as a member of the Audit Committee of KEPCO.

If the nominee is elected as a member of the Audit Committee, it is expected that he would demonstrate his high expertise in managing overall businesses, especially in the fields of internal control and financial management based on his audit experiences. He is also anticipated to contribute to enhancing shareholder values as well as maintaining the professionalism and independence of the Audit Committee.

2-2. Hwang, Jeong-Hwa

•	Gender : Female

•	Date of Birth : July 18, 1967

•	Previous Positions

•	Non-standing director of Korea Electric Power Corporation (from May 2026 to the Present)

•	Attorney at Law Firm Kyungyeon (from August 2019 to the Present)

•	Nominated by : Board of Directors of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Non-Standing Director in KEPCO : Two Years

The nominee, Ms. Hwang, Jeong-Hwa holds a wealth of expertise in the legal field as an attorney at law. Having served as a Legal Advisor to the Ministry of Environment and as the Representative of the Asian Citizen’s Center for Environment and Health, she has shown a profound understanding of ESG management for public corporations. Therefore, she is nominated as a member of the Audit Committee of KEPCO.

If the nominee is elected as a member of the Audit Committee, it is expected that she would demonstrate her high expertise in managing overall businesses, especially in the fields of internal control based on her audit experiences in various organizations. She is also highly anticipated to contribute significantly to enhancing shareholder values as well as maintaining the professionalism and independence of the Audit Committee.

Reference to the Shareholders:

Composition of the Board of Directors

After the election as listed in this Notice, the board of directors of KEPCO is expected to be composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since
Standing Director	Male	Kim, Dong-Cheol	President & Chief Executive Officer	Sep. 19, 2023

Standing Director	Male	Kim, Tae-Ok	Comptroller & Auditor General and Member of the Audit Committee	May. 27, 2026

Standing Director	Male	Baek, Woo-Ki	Corporate Senior Vice President and Chief Financial & Strategic Planning Officer	Newly Elected

Standing Director	Male	Ahn, Jung-Eun	Corporate Senior Vice President and Chief Business Management Officer	Jan. 6, 2025

Standing Director	Male	Jung, Chi-Kyo	Corporate Senior Vice President and Chief Safety Officer & Chief Operation Officer	May. 28, 2025

Standing Director	Male	Kim, Jae-Koon	Corporate Senior Vice President and Chief Power System Officer	Apr. 27, 2026

Standing Director	Male	Chun, Chan-Hyuk	Corporate Senior Vice President and Chief Global & New Business Officer	Newly Elected

Non-standing Director	Male	Kang, Hoon	Non-Executive Director	May. 1, 2024

Non-standing Director	Male	Lee, Heung-Ryul	Non-Executive Director	May. 7, 2025

Non-standing Director	Male	Lee, Kyung-Sup	Non-Executive Director	May. 8, 2026

Non-standing Director	Male	Moon, Jae-Do	Non-Executive Director	May. 8, 2026

Non-standing Director	Female	Hwang, Jeong-Hwa	Non-Executive Director and member of the Audit Committee	May. 8, 2026

Non-standing Director	Male	Kim, Jong-Wook	Non-Executive Director	May. 8, 2026

Non-standing Director	Male	Jung, Do-Jin	Non-Executive Director and member of the Audit Committee	May. 8, 2026

Non-standing Director	Male	Song, Jae-Do	Non-Executive Director	May. 8, 2026

(1)	Under Korean law, the position of the Chairperson of the Board of Directors will be held by a Non-standing Director.
*	Appointment of non-standing directors does not need an approval by the shareholders at a general meeting of shareholders pursuant to the Article 10 of the KEPCO Act.